Sub-Item 77C: Submission of matters to a vote of security holders

The annual meeting of stockholders of Jardine Fleming China
Region Fund, Inc. (the "Fund") was held on May 8, 2003 (1) to consider the election of two directors of the Fund, each to hold office for term of three years as Class I directors or until his or her successor shall have been elected; and
(2) to consider and act upon a proposal to liquidate and dissolve the Fund, as set forth in the Plan of Liquidation and Dissolution adopted by the Fund's Board of Directors.
The current board of Directors consists of the following members: Julian M. I. Reid, A. Douglas Eu and Simon
Crinage.  The voting at the annual meeting was as follows:

PROPOSAL
ELECTION OF DIRECTORS

                                         FOR          ABSTAIN
The Rt. Hon. The Earl of Cromer     3,765,345.2900   52,818.6070
Alexander Reid Hamilton             3,765,490.2900   52,673.6070

PROPOSAL
TO LIQUIDATE AND DISSOLVE THE FUND

For        1,599,969.9090
Against      111,329.9590
Abstain        9,340.0290